EXHIBIT 99.1
[GRAPHIC OMITTED]
FOUR SEASONS                                                  NEWS
HOTELS AND RESORTS

NOVEMBER 10, 2005                         CONTACT:  JOHN DAVISON
                                                    CHIEF FINANCIAL OFFICER
                                                    (416) 441-6714

                                                    BARBARA HENDERSON
                                                    VICE PRESIDENT,
                                                    CORPORATE FINANCE
                                                    (416) 441-4329

                            FOUR SEASONS HOTELS INC.
                       REPORTS THIRD QUARTER 2005 RESULTS

TORONTO, CANADA -- FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH.SV"; NYSE SYMBOL "FS") today reported its results for the three months ended September 30, 2005.

Effective the first quarter of 2005, we adopted US dollars as our reporting currency. All amounts disclosed in this news release (including amounts for prior periods) are in US dollars unless otherwise noted.

FOR ADDITIONAL DETAILS RELATED TO THE QUARTER, PLEASE REFER TO OUR MANAGEMENT'S DISCUSSION AND ANALYSIS, WHICH IS POSTED ON OUR WEBSITE AT WWW.FOURSEASONS.COM/INVESTOR AND IS AVAILABLE AS PART OF OUR PUBLIC FILINGS AT WWW.SEDAR.COM.

SUMMARY OF THE THIRD QUARTER OF 2005

For the three months ended September 30, 2005, in each case compared to the same period in 2004:

HOTEL OPERATING RESULTS:

-- RevPAR(1) of worldwide Core Hotels(2) increased 13.2%, with RevPAR of US Core Hotels increasing 16%.

-- Gross operating margins(3) at worldwide Core Hotels increased 290 basis points to 29.7%, and increased at US Core Hotels 410 basis points to 27.9%.

--   Revenues under management increased 13.1% in the quarter to $603.8 million.

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

"The results for the third quarter reflect the continued strong demand for luxury travel and for Four Seasons hotels and resorts worldwide. The hotels and resorts under our management continue to deliver very strong operating results. This success is translating into improved management fees from properties under management and exciting new projects for our pipeline," said Isadore Sharp, Chairman and Chief Executive Officer. "The fundamentals of our business are strong, even though this quarter's results do not have the benefit of the foreign exchange forward contracts and certain residential fees included in the third quarter of 2004. With ten new properties opened and the addition of 16 new hotels under development since the beginning of 2004, combined with the maintenance of a strong balance sheet, we believe we are very well positioned for continued long-term growth."

COMPANY RESULTS:

-- Management operations revenues increased 2.6%, or $1.1 million, to $43.0 million in the third quarter of 2005, as compared to $41.9 million for the same period in 2004. Hotel management fee revenues, which includes base and incentive fees, increased 21.3% in the quarter, as compared to the same period in 2004. Base management fees increased 17.6% and incentive fees increased 37.4%, reflecting better operating results at hotels under management, as well as the addition of new properties.

-- Loss from ownership operations and corporate expenses(4) improved by $1.2 million, due primarily to the disposition of our leasehold interest in The Pierre effective June 30, 2005.

-- Earnings before other operating items declined 19.3%, due primarily to the impact of lower residential royalty fees, foreign exchange forward contracts(5) included in fee revenues in 2004 and higher general and administrative costs in the quarter. General and administrative costs were higher primarily due to the strengthening Canadian dollar relative to our US dollar reporting currency and an accrual related to a new long-term incentive plan. Excluding the impact of the foreign exchange forward contracts of $2.6 million in the third quarter of 2004, earnings before other operating items were 2.5% lower in the third quarter of 2005 than in 2004.

-- In the quarter, we recorded a foreign exchange loss of $10.3 million related to our US net monetary asset position. Combined with other net foreign exchange losses, we recorded an overall foreign exchange loss of $16.2 million in the third quarter of 2005, compared to a foreign exchange loss of $3.4 million recorded in the third quarter of 2004.

-- We have entered into an arrangement for a new Four Seasons property in Kuala Lumpur. We anticipate reaching an agreement with the owner of The Regent hotel in that city to transition out of our current management of that hotel. As a result, we wrote off the unamortized portion of the 1992 Regent acquisition purchase price previously allocated to The Regent Kuala Lumpur management contract in the amount of $4.6 million.

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

-- Overall, we recorded a loss of $11.4 million ($0.31 basic and diluted loss per share) in the third quarter of 2005, compared to a loss of $8.5 million ($0.24 basic and diluted loss per share) in the third quarter of 2004.

--   Adjusting for other expense, net, earnings were:

                                                     THREE MONTHS ENDED
    (UNAUDITED)                                         SEPTEMBER 30,
    (IN THOUSANDS OF US DOLLARS)                   2005               2004
    ----------------------------------------------------------------------------

    NET LOSS                                    $ (11,441)         $ (8,522)
    OTHER EXPENSE, NET*                            21,064            18,089
    TAX EFFECT OF ADJUSTMENTS                      (1,517)             (525)
                                                 -------------------------------

    ADJUSTED NET EARNINGS                       $   8,106          $  9,042
                                                 ===============================

    ADJUSTED BASIC EARNINGS PER SHARE           $    0.22          $   0.25
                                                 ===============================

    ADJUSTED DILUTED EARNINGS PER SHARE         $    0.22          $   0.24
                                                 ===============================

    * Other expense, net for the three months ended September 30, 2005 included a foreign exchange loss of $16.2 million and $4.9 million relating primarily to the write-down of The Regent Kuala Lumpur management contract. For the three months ended September 30, 2004, other expense, net included a foreign exchange loss of $3.4 million, a loss incurred on the redemption of convertible notes of $11.2 million and an impairment charge of $3.5 million relating to the disposition of two hotel investments and the settlement of a loan receivable.

Adjusted net earnings is not defined by Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other companies, which may be calculated differently. Given the volatility of foreign exchange rates and the amounts periodically recorded as gains or losses on the disposition of investments, repayment of long-term receivables and impairment charges on investments or long-term receivables, we consider adjusted net earnings to be a meaningful indicator of our base business and as a result, we have chosen to provide this information to investors.

EXPANDING AND REFINING THE PORTFOLIO:

-- In the third quarter, we opened Four Seasons Hotel Hong Kong, which represents our return to one of the world's great cultural and business centers. We also reopened the newly renovated Manele Bay Hotel in Lana'i as a Four Seasons resort.

-- We have recently added projects in Mauritius, Kuala Lumpur, Bahrain and New Orleans to our announced pipeline of new Four Seasons hotels and resorts.

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

"Our development pipeline remains both strong and diverse," said Kathleen Taylor, President Worldwide Business Operations. "The announced projects in our pipeline represent an incremental increase of almost 30% on the existing base of rooms under our management. The quality of these new projects is consistent with the Four Seasons industry leading product standards, and we continue to field new inquiries for exciting projects around the world."

SUBSEQUENT TO QUARTER END:

-- We sold our minority equity interests in three properties for an aggregate of $13.6 million, an amount that approximates book value.

-- We received repayment of $19.5 million of long-term receivables and accrued interest.

-- We opened the 103 room Four Seasons Hotel des Bergues Geneva after an extensive ten-month renovation.

-- A record six Four Seasons properties received top honours in the Conde Nast Traveler's Readers' Choice Awards.

John Davison, Chief Financial Officer said, "Our strong operating results, continued growth and expansion and our repatriation of capital all represent good progress toward our long-term goals. We are pleased with the state of our business and we believe the outlook is strong, even though we have recently experienced some strong headwinds, particularly foreign exchange."

EXPANDING AND REFINING THE PORTFOLIO

Over the past years, we have focused on refining our portfolio of hotels and resorts with a view to strengthening the quality of our management portfolio and improving our long term financial performance. These refinements include strategic divestitures of properties, significant enhancements to established properties, and the opening of new Four Seasons properties. These openings increased the number of properties and rooms under management to 67 and approximately 17,000, respectively. Most recently:

-- Four Seasons Hotel Hong Kong is the most important new luxury property to open in that city in many years. It sets a new quality standard in an exciting time in Hong Kong's history and will strengthen the Four Seasons brand in China and throughout the Asia/Pacific region.

-- The newly renovated Manele Bay Hotel in Lana'i, Hawaii has been re-branded and opened as a Four Seasons resort. Hawaii is one of the most popular resort destinations for our guests and the hotel has already won awards in many categories.

-- Projects in Mauritius, Bahrain, Kuala Lumpur and New Orleans were added to our announced pipeline of new Four Seasons hotels and resorts under development,

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

     bringing the total number of rooms currently under construction or in advanced stages of development to approximately 5,000.

--   We recently  completed  a $40 million  enhancement  of Four  Seasons  Hotel
     Washington, D.C. The property has just been awarded the prestigious Mobil Five-Star award and is the only five-star hotel to be added to the coveted lodging category in North America.

-- We have entered into an agreement to manage a new 140 room Four Seasons hotel in Kuala Lumpur and we anticipate reaching an agreement with the owner of the existing Kuala Lumpur hotel to transition out of managing that Regent property.

-- As described in our second quarter release, the owner of Four Seasons Hotel Newport Beach, The Irvine Company, decided to independently manage their hotel. Four Seasons agreed to cease managing that hotel on October 31, 2005 for a monetary payment.

-- At the same time, Four Seasons continues to expand its presence in California with the introduction of new hotels in Silicon Valley and Westlake Village near Los Angeles, expected in 2006.

-- At the end of the second quarter, we completed the disposition of our interest in The Pierre, which was a significant milestone toward our long-term strategic objective of reducing exposure to real estate.

HOTEL AND RESORT OPERATING RESULTS

-----------------------------------------------------------------------------------------------
                                    Results for three months ended September 30, 2005,
                                   as compared to three months ended September 30, 2004

-----------------------------------------------------------------------------------------------
                                RevPAR           Gross         Gross        Gross Operating
                                               Operating     Operating          Margin
                                                Revenue        Profit

-----------------------------------------------------------------------------------------------
                            US$   Percentage   Percentage    Percentage   Margin  Basis Point
 REGION                             Change       Change        Change             Improvement
-----------------------------------------------------------------------------------------------

WORLDWIDE CORE HOTELS       $226     13.2%       12.0%         24.2%       29.7%      290
-----------------------------------------------------------------------------------------------
 US CORE HOTELS             $274     16.0%       15.2%         35.2%       27.9%      410
-----------------------------------------------------------------------------------------------
 OTHER AMERICAS/            $183     15.4%       15.1%         33.8%       18.2%      260
 CARIBBEAN CORE HOTELS
-----------------------------------------------------------------------------------------------
 EUROPE CORE HOTELS         $381      8.9%        6.9%          8.4%       37.6%       50
-----------------------------------------------------------------------------------------------
 MIDDLE EAST CORE HOTELS    $128      7.2%       10.7%         14.0%       39.7%      120
-----------------------------------------------------------------------------------------------
 ASIA/PACIFIC CORE HOTELS   $119      8.5%        5.4%         16.2%       33.1%      310
-----------------------------------------------------------------------------------------------

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

Underlying these operating results:

o The third quarter operating results at the properties under our management reflect continued strong luxury travel demand. Our customer mix consists of business travelers, groups (including corporate and incentive) and leisure travelers. Although the third quarter is not seasonally the strongest quarter, demand in each of these categories of customers improved in 2005.

o RevPAR improvements for US Core Hotels were mainly as a result of an 8.1% increase in achieved room rates in the region. Exceptions were Four Seasons Hotel Houston, which continues to experience pressure on rates due to increased supply in that market, and Four Seasons Hotel Philadelphia, which is currently undergoing a rooms renovation. Properties under management in New York, Miami, Jackson Hole and Austin, as well as all of the properties under management in California, realized particularly strong improvements in RevPAR, relative to the average for the US region.

o Other Americas/Caribbean Core Hotels experienced increases in RevPAR as a result of improved demand and an 8.7% increase in achieved room rates. Properties under management in Buenos Aires and Punta Mita experienced strong RevPAR improvements relative to the average for the region.

o RevPAR in the Europe Core Hotels reflects strong operating results at the hotels under management in Istanbul, Dublin, Paris and Prague relative to the other hotels in the region. The Lisbon hotel continued to experience RevPAR and gross operating profit declines in the quarter due to additional supply in that market. In addition, the hotels under management in London had lower RevPAR results due to a decrease in demand following the terrorist activities in that market in July, although this decrease in demand was partially offset by increases in achieved room rates.

o The Middle East Core Hotels' RevPAR improvement was driven primarily by a 10.1% increase in achieved room rates. Demand in Sharm el Sheikh was lower following the terrorist activities in that market during the quarter, but has since rebounded, although not to the level of business prior to the terrorist activities.

o Nearly all of the Asia/Pacific Core Hotels had RevPAR improvements, which were primarily driven by a 4.3% increase in achieved room rates. The main exception was Four Seasons Hotel Bangkok, which is currently undergoing a rooms renovation.

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

COMPANY OPERATING RESULTS

MANAGEMENT OPERATIONS

                                       MANAGEMENT OPERATIONS REVENUES ($000'S)
                                 -----------------------------------------------
                                     THREE MONTHS
                                  ENDED SEPTEMBER 30,     DOLLAR     PERCENTAGE
                                   2005         2004      CHANGE       CHANGE
                                 -----------------------------------------------
Hotel management fees
   Base                          $18,085     $15,382      $2,703        17.6%
   Incentive                       4,817       3,505       1,312        37.4%
                                 -----------------------------------------------

    Subtotal                      22,902      18,887       4,015        21.3%

Other fees(6)                      3,470       6,439      (2,969)      (46.1%)

Foreign exchange
  forward contracts                   --       2,625      (2,625)     (100.0%)

Reimbursed costs(7)               16,617      13,943       2,674        19.2%
                                 -----------------------------------------------

Management operations revenues   $42,989     $41,894      $1,095         2.6%
                                 ===============================================

Management operations revenues increased 2.6% to $43.0 million. Base management fees, which are typically earned as a percentage of the gross revenues of our properties under management, increased 17.6% or $2.7 million to $18.1 million. This increase was attributable to new properties added to the portfolio and to increases in fees at existing properties that were generally in line with increases in RevPAR. While base management fees increased in all regions in which we operate, the largest contributor to the improvement was the US region.

Incentive management fees are typically earned based on the profitability of the properties under management, but may vary depending on the specific terms of the relevant management agreement. These fees increased 37.4% or $1.3 million to $4.8 million. The increase in incentive management fees was attributable both to fees on new properties and to increasing fees on existing properties. Five of the ten new properties opened since the beginning of 2004 contributed fees in the third quarter and accounted for approximately 50% of the overall increase. The balance of the increase was primarily attributable to strong improvements in the US region, which more than offset moderate declines in these fees from Europe and Asia/Pacific. During the quarter, 37 of the hotels and resorts under management accrued incentive fees, as compared to 33 during the same period last year.

Other fees, which include royalty and management fees from our residential business, fees we earn during the development of our properties and other miscellaneous fees, declined 46.1% to $3.5 million. The largest component of this comparative decline was attributable to certain residential royalty fees booked in the third quarter of 2004, which were primarily attributable to projects in Whistler, San Francisco and Exuma. The timing of sales of residential real estate can make quarter over quarter comparisons difficult.

In 2002, we entered into a series of foreign exchange forward contracts to minimize the impact of the fluctuation of the US/Canadian dollar exchange rate on our US dollar management fees. Those contracts expired at the end of 2004. The value of those contracts recorded as part of fee revenues was $2.6 million in the third quarter last year, and nil in the third quarter this year.

Reimbursed costs increased $2.7 million. The increase was attributable to higher revenues under management and a growing portfolio of properties.

General and administrative expenses (excluding reimbursed costs) increased $2.6 million to $10.4 million over the amounts in the second quarter of 2004. The increase in general and administrative expenses is attributable to the implementation of a long-term incentive plan, increased staffing and foreign exchange. Including reimbursed costs, general and administrative expenses increased 24.1% to $27.1 million in the third quarter of 2005, as compared to $21.8 million for the same period in 2004.

As a result of lower other fees and higher general and administrative costs as described above, our management operations earnings before other operating items (excluding the impact of foreign exchange forward contracts) for the third quarter of 2005 declined 8.8% to $15.9 million, as compared to $17.5 million in the third quarter of 2004. Our management operations profit margin(8) (excluding reimbursed costs and the impact of foreign exchange forward contracts) declined to 60.4% in the third quarter of 2005, as compared to 69.0% in the third quarter of 2004. Our management operations earnings before other operating items (including the impact of foreign exchange forward contracts) for the three months ended September 30, 2005 were $15.9 million, as compared to $20.1 million for the same period in 2004. Our management operations profit margin (including reimbursed costs and the impact of foreign exchange forward contracts) was 37.0% in the third quarter of 2005, as compared to 48.0% in the third quarter of 2004.

OWNERSHIP OPERATIONS AND CORPORATE EXPENSES

Operating results from ownership operations and corporate expenses improved $1.2 million to a loss of $3.6 million, as compared to a loss of $4.8 million in the third quarter of 2004. This improvement was primarily as a result of our disposition of our interest in The Pierre at the end of June 2005. The loss in 2004 related to The Pierre was $3.0 million. This improvement was reduced by an increase in corporate general and administrative expenses attributable to ownership operations and corporate expenses, which increase was primarily related to foreign exchange and a retirement allowance.

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


OTHER EXPENSE, NET

Other expense, net increased $3.0 million to $21.1 million.

Other expense for the third quarter of 2005 included a $16.2 million foreign exchange loss, which arose primarily as a result of a loss on the translation of our US dollar and our pound sterling net monetary assets into Canadian dollars. Our US dollar net asset position at September 30, 2005 was approximately $215 million, and our pounds sterling position was approximately (pound)26 million. During the third quarter, the Canadian dollar relative to the US dollar strengthened from an exchange rate of 1.23 to 1.17 and relative to pounds sterling strengthened from 2.25 to 2.08. Further fluctuations in rates of exchange between currencies will result in future foreign exchange gains or losses.

When the Regent hotel chain was acquired in 1992, a portion of the purchase price of that acquisition was allocated to the management contracts that we assumed, which included 12 Regent branded properties and Four Seasons properties in New York, Bali and Milan. As a result of our agreement to manage a new Four Seasons property in Kuala Lumpur, and in anticipation of reaching an agreement with the owner of The Regent hotel in that city to transition out of our management of that hotel, we wrote off our investment in The Regent Kuala Lumpur management contract of $4.6 million during the quarter, representing the unamortized portion of the amount allocated to the management contract for that property in 1992.

INCOME TAX EXPENSE

For the three months ended September 30, 2005, we had an income tax expense of $0.7 million, as compared to income tax expense of $2.5 million for the same period in 2004. The variation from our expected 24% tax rate is the result of certain items included in other expense, net, not being tax effected (including a portion of our foreign exchange losses).

NET LOSS AND LOSS PER SHARE

For the reasons outlined above, net loss for the quarter ended September 30, 2005 was $11.4 million ($0.31 basic and diluted loss per share), as compared to net loss of $8.5 million ($0.24 basic and diluted loss per share) for the quarter ended September 30, 2004.

OTHER

RETIREMENT BENEFIT PLAN

As disclosed in our second quarter of 2005 Management's Discussion and Analysis, subject to the approval of our Board, we anticipate replacing the "defined benefit" retirement plan for the majority of the plan participants with a fully-funded plan based on a "defined contribution" format later this year. Our upfront cash funding requirements relating to this new arrangement, assuming exchange rates remain at current levels, is expected to remain within the $35 million to $40 million range reported in the second quarter. If a new plan is implemented this year on the basis of the structure currently proposed, we have estimated that the transition would result in a one-time after tax accounting charge in the range of $22 million to $26 million. We do not expect that the proposed change in plans will have a significant impact on our ongoing annual pension cost. The new plan should, however, increase the certainty and predictability of the costs and nature of the retirement benefits. Assuming the defined contribution plan is implemented in the fourth quarter of 2005, we expect incentive management fees for 2005 would be reduced by approximately $1 million.

LOOKING AHEAD

Assuming the travel trends that we experienced in the first nine months of 2005 continue, and based on current demand reflected in our reservation activity, we expect RevPAR for worldwide Core Hotels in the fourth quarter of 2005 and the full year 2005 to increase by approximately 5% and approximately 11%, respectively, as compared to the corresponding periods in 2004. Our RevPAR statistics are for Core Hotels and are expressed on a US dollar basis. As a result of the US dollar being relatively stronger in particular to the Euro and pound sterling to date in the fourth quarter of 2005, our RevPAR expectations for the Core Hotels in Europe may be exceeded on a local currency basis. The fourth quarter outlook also reflects a flat RevPAR in Asia/Pacific, primarily as a result of a significant decline in demand in Bali following the recent terrorist activities in that market. If current trends continue, we expect gross operating margins of our worldwide Core Hotels to increase approximately 200 basis points for the full year, reflecting modest gross operating margin improvement in the fourth quarter as a result of the factors noted above. Based on these RevPAR and gross operating margin assumptions, and assuming no significant change to the US/Canadian dollar exchange rates, we expect earnings from operations before other operating items to be in the range of $55 million to $60 million for the full year of 2005.

-----------------------

1. RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

2. The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami) and The Pierre in New York (due to its disposition on June 30, 2005).

3. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

4. Included in ownership operations and corporate expenses are the consolidated revenues and expenses from our 100% leasehold interests in Four Seasons Hotel Vancouver, The Pierre in New York (until the lease disposition on June 30, 2005), and Four Seasons Hotel Berlin (until the lease termination on September 26, 2004), distributions from other ownership interests in properties that Four Seasons manages. Also included are corporate overhead expenses.

5. Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11.2 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year.

6. Other fees include royalty and management fees from our residential business, fees we earn during the development of our hotels and other miscellaneous fees.

7. Reimbursed costs includes the reimbursement of all out-of-pocket costs, including sales and marketing and advertising fees.

8. The management operations profit margin represents management operations earnings before other operating items, as a percentage of management operations revenue.

                                      * * *

The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

                                      * * *

We will hold a conference call today at 11 a.m. (Eastern Standard Time) to discuss the third quarter financial results. The details are:

To access the call dial:     1 (800) 377-5794      (U.S.A. and Canada)
                             1 (416) 641-6700      (outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21264891.

A    live    web    cast    will    also    be     available     by     visiting
http://www.fourseasons.com/investor. This web cast will be archived for one month following the call.

                                      * * *

This news release contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form, our Management's Discussion and Analysis for this quarter and in this news release. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions, and infectious diseases; general economic conditions, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, currency fluctuations and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          THREE MONTHS ENDED        NINE MONTHS ENDED
(UNAUDITED)                                                  SEPTEMBER 30,            SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)     2005          2004        2005         2004
---------------------------------------------------------------------------------------------------------

CONSOLIDATED REVENUES (note 4)                       $   52,204   $  63,259     $  189,840    $ 91,743
                                                      ===================================================

MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues (note 4(a))                         $   26,372   $  27,951     $   87,640    $ 83,860
    Reimbursed costs                                     16,617      13,943         47,219      39,892
                                                      --------------------------------------------------

                                                         42,989      41,894        134,859     123,752
                                                      --------------------------------------------------

EXPENSES:
    General and administrative expenses                 (10,445)     (7,856)      (29,638)     (24,536)
    Reimbursed costs                                    (16,617)    (13,943)      (47,219)     (39,892)
                                                      --------------------------------------------------

                                                        (27,062)    (21,799)      (76,857)     (64,428)
                                                      --------------------------------------------------

                                                         15,927      20,095        58,002       59,324
                                                      --------------------------------------------------
OWNERSHIP OPERATIONS
   AND CORPORATE EXPENSES

REVENUES                                                  9,749      22,383        57,838       70,821
DISTRIBUTIONS FROM HOTEL INVESTMENTS                         --          --           132          293
EXPENSES:

    Cost of sales and expenses                           (8,253)    (23,451)      (57,247)     (73,535)
    Corporate expenses                                   (4,588)     (2,772)      (10,494)      (7,978)
    Fees to Management Operations                          (534)     (1,018)       (2,989)      (3,123)
                                                       -------------------------------------------------

                                                         (3,626)     (4,858)      (12,760)     (13,522)
                                                       -------------------------------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS                    12,301      15,237        45,242       45,802
DEPRECIATION AND AMORTIZATION                            (2,575)     (3,102)       (8,512)      (8,517)
OTHER EXPENSE, NET (notes 4(a) and 5)                   (21,064)    (18,089)      (32,419)     (17,026)
                                                       -------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                         (11,338)     (5,954)        4,311       20,259
INTEREST INCOME (EXPENSE), NET                              616        (102)        1,826        1,259
                                                       -------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES                     (10,722)     (6,056)        6,137       21,518
                                                       -------------------------------------------------
INCOME TAX RECOVERY (EXPENSE):

    Current                                               2,925         364          (389)      (4,966)
    Future (note 5(b))                                   (3,644)     (2,830)        3,799       (3,611)
                                                       -------------------------------------------------

                                                           (719)     (2,466)        3,410       (8,577)
                                                       -------------------------------------------------

NET EARNINGS (LOSS)                                  $  (11,441)  $  (8,522)    $   9,547     $ 12,941
                                                      ==================================================

BASIC EARNINGS (LOSS) PER SHARE (note 3(a))          $    (0.31)  $   (0.24)    $    0.26     $   0.36
                                                      ==================================================

DILUTED EARNINGS (LOSS) PER SHARE (note 3(a))        $    (0.31)  $   (0.24)    $    0.25     $    0.35
                                                      ==================================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS
                                                        AS AT          As at
(UNAUDITED)                                          SEPTEMBER 30,  December 31,
(IN THOUSANDS OF US DOLLARS)                             2005           2004
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                           $ 221,472     $ 226,377
  Receivables                                            82,742        81,541
  Inventory                                                 708         1,439
  Prepaid expenses                                        3,083         2,981
                                                      --------------------------

                                                        308,005       312,338

LONG-TERM RECEIVABLES                                   195,805       179,060
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS      124,601       131,338
FIXED ASSETS                                             59,716        59,939
INVESTMENT IN MANAGEMENT CONTRACTS                      168,408       181,273
INVESTMENT IN TRADEMARKS AND TRADE NAMES                  4,317         4,424
FUTURE INCOME TAX ASSETS                                  7,953         3,711
OTHER ASSETS                                             35,657        30,064
                                                      --------------------------

                                                      $ 904,462     $ 902,147
                                                      ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Accounts payable and accrued liabilities            $  39,528     $  60,415
  Long-term obligations due within one year               3,592         3,766
                                                      --------------------------

                                                         43,120        64,181

LONG-TERM OBLIGATIONS (note 2)                          275,005       253,066
SHAREHOLDERS' EQUITY (note 3):
  Capital stock                                         250,372       248,980
  Convertible notes                                      36,920        36,920
  Contributed surplus                                     9,930         8,088
  Retained earnings                                     200,139       192,129
  Equity adjustment from foreign currency translation    88,976        98,783
                                                      --------------------------

                                                        586,337       584,900
                                                      --------------------------
SUBSEQUENT EVENTS (note 9)

                                                      $ 904,462     $ 902,147
                                                      ==========================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

                                                THREE MONTHS ENDED       NINE MONTHS ENDED
(UNAUDITED)                                        SEPTEMBER 30,           SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)                      2005       2004         2005       2004
----------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS          $ 15,927   $  20,095      $ 58,002   $ 59,324
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS            1,173         474         2,262      1,218
                                                ----------------------------------------------


WORKING CAPITAL PROVIDED BY
 MANAGEMENT OPERATIONS                           17,100      20,569        60,264     60,542
                                                ----------------------------------------------


OWNERSHIP OPERATIONS
   AND CORPORATE EXPENSES

LOSS BEFORE OTHER OPERATING ITEMS                (3,626)     (4,858)      (12,760)   (13,522)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS              296         275           872        652
                                                ----------------------------------------------

WORKING CAPITAL USED FOR
 OWNERSHIP OPERATIONS AND CORPORATE EXPENSES     (3,330)     (4,583)      (11,888)   (12,870)
                                                ----------------------------------------------

                                                 13,770      15,986        48,376     47,672

INTEREST RECEIVED, NET                            1,018       1,987         5,533      6,167
INTEREST PAID ON REDEMPTION OF
  CONVERTIBLE NOTES                                  --     (25,840)           --    (25,840)
CURRENT INCOME TAX PAID                          (1,442)       (827)       (6,897)    (2,086)
CHANGE IN NON-CASH WORKING CAPITAL                3,733      (3,888)      (10,475)   (13,094)
OTHER                                               (24)       (219)         (153)      (757)
                                                ----------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS          $ 17,055   $ (12,801)     $ 36,384   $ 12,062
                                                ==============================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  THREE MONTHS ENDED      NINE MONTHS ENDED
(UNAUDITED)                                         SEPTEMBER 30,            SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)                       2005       2004          2005       2004
-------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATIONS:                                     $  17,055   $ (12,801)    $  36,384   $  12,062
                                                 ------------------------------------------------

FINANCING:

    Issuance of convertible notes                      --          --            --     241,332
    Redemption of convertible notes                    --    (189,670)           --    (189,670)
    Other long-term obligations including
     current portion                                  278         (28)       (1,220)        (12)
    Issuance of shares                                156       5,032         6,992      13,551
    Dividends paid                                 (1,584)     (1,420)       (3,142)     (2,811)
                                                 ------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING               (1,150)   (186,086)        2,630      62,390
                                                 ------------------------------------------------

CAPITAL INVESTMENTS:

    Decrease in restricted cash                        --      55,204            --          --
    Long-term receivables                          (4,507)      7,317       (19,247)     (7,383)
    Hotel investments                              (1,368)     (6,181)      (10,813)    (34,627)
    Disposal of hotel investments (note 5(b))          --      35,977        12,672      35,977
    Purchase of fixed assets                       (4,761)     (2,252)      (12,821)     (4,169)
    Investments in trademarks and trade
     names and management contracts                  (202)     (1,019)         (675)     (9,738)
    Other assets                                   (1,042)     (1,130)       (7,902)     (2,865)
                                                 ------------------------------------------------

CASH PROVIDED BY (USED IN) CAPITAL INVESTMENTS    (11,880)     87,916       (38,786)    (22,805)
                                                 ------------------------------------------------

INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                         4,025    (110,971)          228      51,647
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS DUE TO UNREALIZED FOREIGN
  EXCHANGE GAIN (LOSS)                             (1,189)      2,638        (5,133)        543
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                             218,636     292,622       226,377     132,099
                                                 ------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD        $ 221,472   $ 184,289     $ 221,472   $ 184,289
                                                 ================================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                      NINE MONTHS ENDED
(UNAUDITED)                                             SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)                          2005         2004
--------------------------------------------------------------------------

RETAINED EARNINGS, BEGINNING OF PERIOD          $  192,129    $  169,364
NET EARNINGS                                         9,547        12,941
DIVIDENDS DECLARED                                  (1,537)       (1,367)
                                                 -------------------------

RETAINED EARNINGS, END OF PERIOD                $  200,139   $   180,938
                                                 =========================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2004.

1. SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below:

(a)  CHANGE IN REPORTING CURRENCY:

     We have historically prepared our consolidated financial statements in Canadian dollars. Effective for the three months ended March 31, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars is expected to reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, we believe it will provide our financial statement users with more meaningful information. We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

     The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation" included as a separate component of shareholders' equity.

(b)  VARIABLE INTEREST ENTITIES:

     The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Effective January 1, 2005, we adopted AcG-15 and have concluded that we do not have to consolidate any interest under AcG-15.

(c)  INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS:

     In conjunction with the issuance of Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. Beginning January 1, 2005, we were required to either equity account or consolidate our temporary investments in which we have over a 20% equity interest. In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North, and in April 2005, we sold the majority of our equity interest in Four Seasons Hotel Shanghai (note 5(b)). As a result of the sales, our equity interests in each property were reduced to less than 20%. The change in accounting for these temporary investments did not have a material impact on our consolidated financial statements for the three months and nine months ended September 30, 2005.

(d)  DILUTED EARNINGS PER SHARE:

     In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires the application of the "if-converted method" to account for the potential dilution relating to the conversion of contingently convertible instruments, such as our convertible senior notes. EIC-155 will be effective for periods beginning on or after October 1, 2005. If we had adopted EIC-155 for the three months and nine months ended September 30, 2005, there would have been no additional dilution for either period.

(e)  NON-MONETARY TRANSACTIONS:

     In June 2005, the CICA issued Section 3831, "Non-Monetary Transactions", which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. We are currently evaluating the impact on our 2006 consolidated financial statements.

2.   LONG-TERM OBLIGATIONS:

(a)  BANK CREDIT FACILITY:

     We have a committed bank credit facility of $125,000, which expires in September 2007. As at September 30, 2005, no amounts were borrowed under this credit facility. However, approximately $1,600 of letters of credit were issued under this credit facility as at September 30, 2005. No amounts have been drawn under these letters of credit.

(b)  CURRENCY AND INTEREST RATE SWAP:

     In April 2005, we entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian Bankers Acceptance in arrears plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, we will pay C$311.8 million and receive $250,000 under the swap. We have designated the swap as a fair value hedge of our convertible senior notes, which were issued in 2004.

3.   SHAREHOLDERS' EQUITY:

As at September 30, 2005, we have 3,725,698 outstanding Variable Multiple Voting Shares ("VMVS"), 32,913,488 outstanding Limited Voting Shares ("LVS"), and 4,540,843 outstanding stock options (weighted average exercise price of C$59.33 ($50.59)).

(a)  EARNINGS (LOSS) PER SHARE:

     A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic and diluted earnings (loss) per share is as follows:

                                                                     THREE MONTHS ENDED
                                                                        SEPTEMBER 30,

                                                             2005                          2004
------------------------------------------------------------------------------------------------------------

                                                    NET LOSS        SHARES       NET LOSS        SHARES
------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share amounts        $     (11,441)   36,638,577     $   (8,522)    35,709,555
============================================================================================================

                                                                      NINE MONTHS ENDED
                                                                         SEPTEMBER 30,

                                                             2005                          2004
------------------------------------------------------------------------------------------------------------

                                                  NET EARNINGS      SHARES       NET EARNINGS    SHARES
Basic earnings per share amounts                $        9,547   36,624,036     $   12,941     35,494,738
Effect of assumed dilutive conversions:
    Stock option plan                                       --    1,314,393             --      1,510,044
------------------------------------------------------------------------------------------------------------

Diluted earnings per share amounts              $        9,547   37,938,429     $   12,941     37,004,782
============================================================================================================

     The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 4,540,843 and 693,056 stock options to LVS, under our stock option plan, during the three months and nine months ended September 30, 2005, respectively (2004 - 5,331,957 and 1,015,916 stock options, respectively), as the inclusion of these options would have resulted in an anti-dilutive effect. As we incurred a net loss for the three months ended September 30, 2005 and 2004, all outstanding stock options were excluded from the calculation of diluted loss per share for these periods. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999 and subsequently redeemed in September
     2004) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2004 as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and nine months ended September 30, 2004. There was no dilution relating to the convertible senior notes issued in 2004, as the contingent conversion price was not reached during the periods.

(b)  STOCK-BASED COMPENSATION:

     We use the fair value-based method to account for all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

     There were no stock options granted in the three months ended September 30, 2005 and 2004, and in the nine months ended September 30, 2005. The fair value of stock options granted in the nine months ended September 30, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 4.39%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 28% to 30%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the nine months ended September 30, 2004, the weighted average fair value of the options at the grant dates was C$25.35 ($19.09). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options are amortized to compensation expense over the options' vesting period.

     Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and nine months ended September 30, 2005 and 2004, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

                                                      THREE MONTHS ENDED          NINE MONTHS ENDED
                                                         SEPTEMBER 30,              SEPTEMBER 30,
                                                      2005         2004           2005        2004
-----------------------------------------------------------------------------------------------------
Stock option expense included
  in compensation expense                        $     (486)    $   (455)      $ (1,494)   $ (1,132)
                                                  ====================================================

Net earnings (loss), as reported                 $  (11,441)    $ (8,522)      $  9,547    $ 12,941
Additional expense that would have been
  recorded if all outstanding stock options
  granted during 2002 had been expensed                (717)        (648)        (2,089)     (1,928)
                                                  ---------------------------------------------------

Pro forma net earnings (loss)                    $  (12,158)    $ (9,170)      $  7,458    $ 11,013
                                                  ---------------------------------------------------

Earnings (loss) per share:
  Basic, as reported                             $    (0.31)    $  (0.24)      $   0.26    $   0.36
  Basic, pro forma                                    (0.33)       (0.26)          0.20        0.31
  Diluted, as reported                                (0.31)       (0.24)          0.25        0.35
  Diluted, pro forma                                  (0.33)       (0.26)          0.20        0.30
                                                  ---------------------------------------------------

4.   CONSOLIDATED REVENUES:

                                                 THREE MONTHS ENDED       NINE MONTHS ENDED
                                                    SEPTEMBER 30,            SEPTEMBER 30,
                                                 2005         2004        2005          2004
------------------------------------------------------------------------------------------------
Revenues from Management Operations (a)      $  42,989    $  41,894     $ 134,859    $ 123,752
Revenues from Ownership Operations               9,749       22,383        57,838       70,821
Distributions from hotel investments                --           --           132          293
Fees from Ownership Operations to
   Management Operations                          (534)      (1,018)       (2,989)      (3,123)
                                              --------------------------------------------------

                                             $  52,204    $  63,259     $ 189,840    $ 191,743
                                             ===================================================

(a) Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. During the three months and nine months ended September 30, 2004, we recognized $2,625 and $8,143, respectively, of the deferred gain in fee revenues. In addition, effective January 1, 2004, the US dollar foreign exchange forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in other expense, net. This resulted in a $1,014 foreign exchange gain and a $106 foreign exchange loss, respectively, for the three months and nine months ended September 30, 2004. We did not hedge any of our US dollar fee revenues during the three months and nine months ended September 30, 2005.

5.   OTHER EXPENSE, NET:

(a)  FOREIGN EXCHANGE LOSS:

     During the three months and nine months ended September 30, 2005, we recorded a net foreign exchange loss of $16,172 and $19,854, respectively (2004 - $3,419 and $2,091, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our designated foreign self-sustaining subsidiaries.

(b)  OTHER:

     When the Regent hotel chain was acquired in 1992, a portion of the purchase price of that acquisition was allocated to the management contracts that we assumed, which included 12 Regent branded properties and Four Seasons properties in New York, Bali and Milan. As a result of our agreement to manage a new Four Seasons property in Kuala Lumpur, and in anticipation of reaching an agreement with the owner of The Regent hotel in that city to transition out of our management of that hotel, we wrote off our investment in The Regent Kuala Lumpur management contract of $4,617 in the three months ended September 30, 2005, representing the unamortized portion of the amount allocated to the management contract for that property in 1992.

     On June 30, 2005, we finalized the assignment of our leases and the sale of the related assets in The Pierre for net proceeds of $4,520. The net book value of our assets in The Pierre was approximately $7,800 and, after deducting disposition costs, we recorded a loss on sale of $5,284 during the nine months ended September 30, 2005. As a result of the sale, we also recorded a tax benefit of approximately $9,200, which is included in future income tax recovery.

     As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10,700.

     If the purchaser withdraws as a result of the lease cancellation by the landlord in certain circumstances in 2008 or 2011, we have agreed to indemnify the purchaser for that portion of the withdrawal liability relating to their assumption of our contribution history. The amount of any potential future liability resulting from this indemnity is not determinable at this time as it would be based upon future events related to the NYC Pension.

     If the purchaser withdraws from the NYC Pension prior to 2011 in any circumstances other than those described above and does not pay its withdrawal liability, we remain secondarily liable for our withdrawal liability up to an amount of $10,700. We have been indemnified by the purchaser for any such liability.

     We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at June 30, 2005 in respect of a potential NYC Pension withdrawal liability.

     In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North for gross proceeds of $5,346, which approximated book value. As a result of the sale, our equity interest in the residence club was reduced to approximately 14%. In April 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of $9,500 (cash of $4,241 and a loan receivable of $5,259), which approximated book value, and reduced our interest in the hotel to approximately 10%. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1,930, which was included in other expense, net, during the three months ended March 31, 2005.

     Included in other expense, net for the three months and nine months ended September 30, 2004 is the loss on the redemption of the debt component of our convertible notes (issued in 1999) of $11,174. The redemption of these convertible notes are more fully described in our consolidated financial statements for the year ended December 31, 2004.

     In addition, during the three months ended September 30, 2004, we sold the majority of our investment in Four Seasons Hotel Amman and all of our investment in Four Seasons Resort Whistler for proceeds of approximately $36,000 and settled our loan receivable from Sedona, resulting in a total net loss of $3,391.

6.   PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and nine months ended September 30, 2005 was $1,134 and $2,351, respectively (2004 - $571 and $1,705, respectively).

7.   GUARANTEES AND OTHER COMMITMENTS:

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $44,600. These contractual obligations and other commitments are more fully described in our consolidated financial statements for the year ended December 31, 2004. Since December 31, 2004, we have reduced two of our bank guarantees, reduced two of our other commitments, and extended one new bank guarantee and two other commitments to two properties under our management, resulting in a net decrease in guarantees and other commitments of $1,000. In addition, we expect to fund approximately $28,000 over the next 15 months in connection with an expansion of our corporate office which is currently underway.

In addition to the guarantees and other commitments described above, we also have a commitment related to the sale of The Pierre (note 5(b)).

8.   SEASONALITY:

Our hotels and resorts are generally affected by normally recurring seasonal patterns, and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are generally affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

9.   SUBSEQUENT EVENTS:

In August 2005, we finalized an agreement with the owner of Four Seasons Hotel Newport Beach pursuant to which, effective October 31, 2005, the owner began to manage this property as an independent hotel. At the time of transition, we received a payment in an amount that exceeded the net book value of our investment in the management contract.

In October 2005, we sold our minority equity interests in three properties for aggregate gross proceeds of $13,591, which approximated our book value. In addition, we also received repayment of $19,530 of long-term receivables and accrued interest.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                             THREE MONTHS ENDED
                                                SEPTEMBER 30,
(UNAUDITED)                                  2005          2004       VARIANCE
--------------------------------------------------------------------------------
WORLDWIDE
        No. of Properties                       52            52            --
        No. of Rooms                        13,802        13,802            --
        Occupancy(2)                         71.1%         67.8%       3.3pts.
        ADR(3)    - in US dollars             $332          $311          7.0%
        RevPAR(4) - in US dollars             $226          $200         13.2%
        Gross operating margin(5)            29.7%         26.8%       2.9pts.
UNITED STATES
        No. of Properties                       20            20            --
        No. of Rooms                         6,274         6,274            --
        Occupancy(2)                         74.9%         69.9%        5.0ptS
        ADR(3)    - in US dollars             $361          $334          8.1%
        RevPAR(4) - in US dollars             $274          $236         16.0%
        Gross operating margin(5)            27.9%         23.8%       4.1pts.
OTHER AMERICAS/CARIBBEAN
        No. of Properties                        8             8            --
        No. of Rooms                         1,724         1,724            --
        Occupancy(2)                         69.1%         65.7%       3.4pts.
        ADR(3)    - in US dollars             $273          $251          8.7%
        RevPAR(4) - in US dollars             $183          $158         15.4%
        Gross operating margin(5)            18.2%         15.6%       2.6pts.
EUROPE
        No. of Properties                        8             8            --
        No. of Rooms                         1,492         1,492            --
        Occupancy(2)                         68.2%         65.1%       3.1pts.
        ADR(3)    - in US dollars             $535          $507          5.5%
        RevPAR(4) - in US dollars             $381          $350          8.9%
        Gross operating margin(5)            37.6%         37.1%       0.5pts.
MIDDLE EAST
        No. of Properties                        4             4            --
        No. of Rooms                           847           847            --
        Occupancy(2)                         66.4%         68.0%     (1.6)pts.
        ADR(3)    - in US dollars             $196          $178         10.1%
        RevPAR(4) - in US dollars             $128          $120          7.2%
        Gross operating margin(5)            39.7%         38.5%       1.2pts.
ASIA/PACIFIC
        No. of Properties                       12            12            --
        No. of Rooms                         3,465         3,465            --
        Occupancy(2)                         67.6%         65.9%       1.7pts.
        ADR(3)    - in US dollars             $234          $225          4.3%
        RevPAR(4) - in US dollars             $119          $110          8.5%
        GROSS OPERATING MARGIN(5)            33.1%         30.0%       3.1pts.

------------------------------------------

1. The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami) and The Pierre in New York (due to its disposition on June 30, 2005).
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
5 Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                             NINE MONTHS ENDED
                                                SEPTEMBER 30,
(UNAUDITED)                                  2005          2004      VARIANCE
--------------------------------------------------------------------------------
WORLDWIDE
        No. of Properties                       52            52            --
        No. of Rooms                        13,802        13,802            --
        Occupancy(2)                         69.9%         66.0%       3.9pts.
        ADR(3)    - in US dollars             $346          $323          7.1%
        RevPAR(4) - in US dollars             $227          $201         13.2%
        Gross operating margin(5)            30.9%         28.4%       2.5pts.
UNITED STATES
        No. of Properties                       20            20            --
        No. of Rooms                         6,274         6,274            --
        Occupancy(2)                         74.2%         69.5%       4.7pts.
        ADR(3)    - in US dollars             $365          $341          6.8%
        RevPAR(4) - in US dollars             $269          $236         14.0%
        Gross operating margin(5)            28.7%         25.7%       3.0pts.
OTHER AMERICAS/CARIBBEAN
        No. of Properties                        8             8            --
        No. of Rooms                         1,724         1,724            --
        Occupancy(2)                         69.2%         64.5%       4.7pts.
        ADR(3)    - in US dollars             $341          $314          8.4%
        RevPAR(4) - in US dollars             $225          $192         17.6%
        Gross operating margin(5)            29.4%         25.8%       3.6pts.
EUROPE
        No. of Properties                        8             8            --
        No. of Rooms                         1,492         1,492            --
        Occupancy(2)                         64.2%         64.4%     (0.2)pts.
        ADR(3)    - in US dollars             $535          $504          6.0%
        RevPAR(4) - in US dollars             $359          $337          6.4%
        Gross operating margin(5)            35.2%         36.0%     (0.8)pts.
MIDDLE EAST
        No. of Properties                        4             4            --
        No. of Rooms                           847           847            --
        Occupancy(2)                         69.7%         66.4%       3.3pts.
        ADR(3)    - in US dollars             $212          $184         15.4%
        RevPAR(4) - in US dollars             $146          $121         20.3%
        Gross operating margin(5)            45.3%         39.0%       6.3pts.
ASIA/PACIFIC
        No. of Properties                       12            12            --
        No. of Rooms                         3,465         3,465            --
        Occupancy(2)                         64.9%         61.2%       3.7pts.
        ADR(3)    - in US dollars             $236          $224          5.7%
        RevPAR(4) - in US dollars             $116          $102         13.4%
        GROSS OPERATING MARGIN(5)            31.8%         29.3%       2.5pts.

------------------------------------------

1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletions of Four Seasons Resort Maldives at Kuda Huraa (due to its temporary closure caused by the tsunami) and The Pierre in New York (due to its disposition on June 30, 2005).
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
5 Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS

                                                   AS AT
                                               SEPTEMBER 30,
(UNAUDITED)                                  2005        2004       VARIANCE
--------------------------------------------------------------------------------

WORLDWIDE
        No. of Properties                       67(1)        63           4
        No. of Rooms                        17,268(1)    16,378         890

UNITED STATES
        No. of Properties                       24           24          --
        No. of Rooms                         7,144        7,109          35

OTHER AMERICAS/CARIBBEAN
        No. of Properties                       10           10          --
        No. of Rooms                         2,162        2,162          --

EUROPE
        No. of Properties                       11           10           1
        No. of Rooms                         1,919        1,786         133

MIDDLE EAST
        No. of Properties                        6            5           1
        No. of Rooms                         1,444        1,212         232

ASIA/PACIFIC
        No. of Properties                       16           14           2
        No. of Rooms                         4,599        4,109         490


----------------------------------------------

1. Since September 30, 2005, we ceased management of Four Seasons Hotel Newport Beach, which had 295 rooms and we commenced management of Four Seasons Hotel des Bergues Geneva, which has 103 rooms. These changes are not reflected in this table.


FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

                                 THREE MONTHS ENDED      NINE MONTHS ENDED
(UNAUDITED)                          SEPTEMBER 30,          SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)      2005        2004        2005        2004
--------------------------------------------------------------------------------

REVENUES UNDER MANAGEMENT(1)   $ 603,838   $ 534,038   $ 1,883,084  $ 1,636,095
                                ================================================

----------------------------

1 Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 62% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.

FOUR SEASONS HOTELS INC.
SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
IN ADVANCED STAGES OF DEVELOPMENT

HOTEL/RESORT/RESIDENCE CLUB AND LOCATION(1),(2)                 APPROXIMATE
                                                               NUMBER OF ROOMS
SCHEDULED 2005/2006 OPENINGS
Four Seasons Hotel Damascus, Syria                                    305
Four Seasons Resort Lana'i at Koele, HI, USA(3)                       100
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives            100
Four Seasons Hotel Mumbai, India*                                     235
Four Seasons Residence Club Punta Mita, Mexico                         35
Four Seasons Hotel Silicon Valley at East Palo Alto, CA, USA          200
Four Seasons Hotel Westlake Village, California, USA                  270

BEYOND 2006
Four Seasons Hotel Alexandria, Egypt*                                 125
Four Seasons Hotel Bahrain, Bahrain                                   250
Four Seasons Hotel Baltimore, MD, USA*                                200
Four Seasons Hotel Beijing, People's Republic of China                325
Four Seasons Hotel Beirut, Lebanon                                    235
Four Seasons Resort Bora Bora, French Polynesia                       105
Four Seasons Hotel Dubai, UAE*                                        300
Four Seasons Hotel Florence, Italy                                    120
Four Seasons Hotel Istanbul at the Bosphorus, Turkey                  170
Four Seasons Hotel Kuala Lumpur, Malaysia*                            140
Four Seasons Hotel Kuwait City, Kuwait                                225
Four Seasons Hotel Marrakech, Morocco*                                140
Four Seasons Resort Mauritius, Republic of Mauritius*                  90
Four Seasons Hotel Moscow, Russia*                                    210
Four Seasons Hotel Moscow Kamenny Island, Russia*                      80
Four Seasons Hotel New Orleans, LA, USA*                              240
Four Seasons Resort Puerto Rico, Puerto Rico*                         250
Four Seasons Hotel Seattle, WA, USA*                                  150
Four Seasons Hotel Toronto, Ontario, Canada*                          265
Four Seasons Resort Vail, CO, USA*                                    120

* Expected to include a residential component.

------------------------------------
1 Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers at the time of this report. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2004 Annual Report.

2 We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

3 The Lodge at Koele is currently managed by Four Seasons and is expected to be rebranded as Four Seasons Resort Lana'i at Koele in 2006.